SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of October, 2005

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)



Exhibit Index

Exhibit No.             Description

1                       Partial realisation of holding in Inmarsat
2                       Partial realisation of holding in Premiere AG

Exhibit No. 1


Press Release                         For immediate release 5 October 2005
                                      Partial realisation of holding in Inmarsat


Funds advised by Permira have realised approximately 40% of their holding in Inmarsat, the LSE listed provider of global satellite communications services.

The value of this partial realisation for SVG Capital is approximately
GBP11.9 million, with the IFRS valuation of SVG Capital's remaining holding in the company valued at approximately GBP18.2 million. At June 2005, the IFRS valuation of SVG Capital's holding in Inmarsat was GBP32.2 million.

For further information, please contact:

SVG Capital plc
Alice Todhunter                                                  020 7010 8925


NB:
International Private Equity and Venture Capital (IPEVC) Valuation Guidelines

Taking into account IPEVC Valuation Guidelines and applying the recommended discounts to the value of the remaining holding in Inmarsat, SVG Capital's holding in the company is valued at approximately GBP13.7 million. This partial realisation, together with the IPEVC valuation of the remaining holding represents a value of GBP25.6 million for SVG Capital, an uplift of GBP3.5 million (2.4p) to the June 2005 IPEVC valuation of GBP22.1 million.

Exhibit No. 2


Press Release                      For immediate release 29 September 2005
                                   Partial realisation of holding in Premiere AG


Funds advised by Permira have realised the majority of their holding in Premiere AG, the Frankfurt listed Pay-TV operator.

The value of this partial realisation for SVG Capital is approximately GBP21.6 million, with the IFRS valuation of SVG Capital's remaining holding in the company valued at approximately GBP12.5 million. At June 2005, the IFRS valuation of SVG Capital's holding in Premiere was GBP43.1 million.


For further information, please contact:

SVG Capital plc
Alice Todhunter                                                    020 7010 8925



NB:
International Private Equity and Venture Capital (IPEVC) Valuation Guidelines

Taking into account IPEVC Valuation Guidelines and applying the recommended discounts to the value of the remaining holding in Premiere AG, SVG Capital's holding in the company is valued at approximately GBP10.0 million. This partial realisation, together with the IPEVC valuation of the remaining holding represents a value of GBP31.6 million for SVG Capital. This compares to a June 2005 IPEVC valuation of GBP34.1 million and cost of GBP5.7 million.



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 6 October 2005


                                  By:/s/John Spedding
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries